May 6, 2005

VIA EDGARLINK

Securities and Exchange Commission

Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Peggy A. Fisher, Assistant Director
Adélaja K. Heyliger
Tara Harkins
Jay Webb

Re:	Micrus Corporation
Registration Statement on Form S-1
Filed March 4, 2005
File No. 333-123154

Ladies and Gentlemen:

      This letter is being filed in response to the comments set forth in your letter dated April 22, 2005 (the “Staff Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 of Micrus Corporation (“Micrus” or the “Company”) filed on April 13, 2005 with the Securities and Exchange Commission (the “Commission” or the “Staff”). For your convenience, we have restated in bold each of the Staff’s comments below and numbered to correspond to the paragraphs numbered in the Staff Letter. Set forth below each comment is the Company’s corresponding response to such comment.

Prospectus Summary — Page 1

1. We note your response to prior comment 4. Please disclose an estimate of your market share percentage.

We supplementally advise the Staff that we have revised our disclosure to remove the references to our position as the second largest supplier of embolic coils in the world.

Securities and Exchange Commission

May 6, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Page 33

Critical Accounting Policies and Estimates — Page 42

Stock-based Compensation — Page 43

2. We see your disclosure that you made a determination of the fair value of your common stock based upon a valuation of common stock made as of March 31, 2004 and December 31, 2004 by an independent valuation of your common stock as of March 31, 2003 and December 31, 2004. However, it appears that your independent valuation of common stock was made as of March 31, 2004 and December 31, 2004. Please revise your filing to accurately reflect the date that you obtained an independent valuation.

In response to the Staff’s comment, we have revised our disclosure accordingly.

Quantitative and Qualitative Disclosures Regarding Market Risk — Page 44

3. We see your response to our prior comment no. 20. We also see that you quantified the hypothetical decline in the value of a foreign currency versus the U.S. Dollar. We also see your disclosure that your marketable securities are subject to interest rate risk and your financial statements could be adversely impacted due to movements in interest rates. If reasonably possible that interest rate fluctuations could materially adversely impact your financial statements, please revise this filing to expand your discussion to include quantitative information for your interest rate risk for these securities and cash and cash equivalents in accordance with one of the three alternatives outlined in Item 305 of Regulation S-K.

We supplementally advise the Staff that we do not believe that it is reasonably possible that interest rate fluctuations could materially adversely impact our financial condition or results of operations. As of March 31, 2005 we held approximately $18.0 million in cash, cash equivalents and marketable securities and had revenues of approximately $24.0 million. The Company currently intends to raise approximately $40.0 million in net proceeds from this offering. Assuming completion of this offering, the Company anticipates that it could have approximately $60.0 million in cash, cash equivalents and marketable securities immediately following this offering. The interest rates on the Company’s cash balances, cash equivalents and marketable securities currently range from 2.0% to 2.75%. Accordingly, due to the modest nature of such interest rates, the

Securities and Exchange Commission
May 6, 2005

Company believes that any decline in such rates would not materially adversely effect our financial statements.
Business - Page 47
Micrus Strategy - 50
4.    We note your response to prior comment 27 and the additional disclosure on page 50. Please provide us with a copy of the cited First Union Securities report, clearly marking the relevant sections.
We have supplementally provided the First Union Securities report to the Staff marked to illustrate the relevant sections.
Government Regulation - Page 60
5.    We note your response to prior comment 34 and the additional disclosure on page 62. Please provide a brief description of the new “primary distributor” system and explain how this system differs from the ICC system.
In response to the Staff’s comment, we have updated our disclosure to provide a brief description of the new “primary distributor” system and explain how it differs from the ICC system.
Executive Compensation - Page 73
Employment and Severance Agreements - Page 75
6.    Please file as an exhibit to the registration statement your employment agreement with Mr. Colloton.
In response to the Staff’s comment, Mr. Colloton’s employment agreement has been filed as Exhibit 10.23 to this Registration Statement.
Principal Stockholders - Page 82
7.    We note your response to prior comment 53. Please identify in the prospectus by name the individuals who have or share voting and/or investment control over the shares owned by each of the entities listed in the table.

Securities and Exchange Commission

May 6, 2005

In response to the Staff’s comment, we have updated our disclosure to include a description of the individuals or groups of individuals we believe have voting and/or investment control over the shares owned by each of the entities listed in the table.

Underwriting - Page 96

Directed Share Program - Page 98

8. We note your response to prior comment 56. Please provide us with copies of the written materials that will be distributed in connection with the directed share program.

We have supplementally provided to the Staff copies of the written materials that will be distributed in connection with the directed share program.

Notes to the Consolidated Financial Statements - Page F-8

Note 11. Stock Option Plan - Page F-25

9. We see your response to our prior comment no. 65. Revise your disclosure to indicate that the options currently disclosed as canceled were actually options that expired during the reporting periods presented.

In response to the Staff’s comment, we have revised our disclosure accordingly.

10. We see your response to our prior comment no. 66. It appears that you make reference to independent valuations throughout the filing. Since you make such reference you are required to identify the referenced parties under “Experts” and include their consent in the registration statement. As an alternative, you should consider deleting the reference and attributing the ultimate responsibility of performing the assessment to management. In this case, you should clearly disclose the method of determining the fair market value of your common stock.

In response to the Staff’s comment, we have deleted all references to the independent valuation from the Registration Statement and added disclosure to “Management’s Discussion and Analysis of Results of Operations and Financial Condition” (the “MD&A”) regarding the Company’s method of determining the fair market value of its Common Stock.

Securities and Exchange Commission

May 6, 2005

11.  We read your response to our prior comment no. 67 and are still in the process of evaluating your response. After we see your disclosures of the initial public offering price information, we will be in a position to resolve this comment.

We supplementally advise the Staff that the Company expects the range for its initial public offering price to be $4.50 to $6.50 per share.

12.  We note your response to our prior comment no. 69. As previously requested, please tell us supplementally and revise this filing to indicate how you are going to account for and present these instruments in your financial statements.

We supplementally advise the Staff that the Common Stock warrants (the “Warrants”) issued by the Company in connection with the Series E preferred stock financing closed by the Company in February and March of 2005 (the “Series E Financing”) will be accounted for as a liability at fair value. The Warrants are contingently exercisable in the event of an initial public offering of the Company (an “IPO”) into a number of shares of the Company’s Common Stock equal to 3,022,375 multiplied by the quotient of (i) $6.00 less the IPO price, divided by (ii) the IPO price. Accordingly, the value of the Warrants increases as the IPO price decreases. Because, the value of the Warrants are based predominately on variations inversely related to changes in the fair value of the Company’s equity shares, SFAS 150 par. 12.c. requires the Warrants to be accounted for as a liability.

The fair value of the Warrants has been estimated using a valuation model which takes into consideration a variety of assumptions. The primary assumption in this model is the value of the shares of our common stock issuable upon exercise of the warrants in the event the IPO price is less than $6.00, which is consistent with the range specified above. Based on these factors, the Warrants are estimated to have a fair value at issuance and at March 31, 2005 of $3,201,000 that has been recorded as a liability. Subsequent changes in the fair value of the Warrants will be recorded as a non-operating gain or loss, with corresponding changes to the recorded amount of the liability.

The proceeds of the Series E Financing have been allocated first to the recorded amount of the Warrants, and the residual proceeds of $8,889,000 allocated to the Series E preferred stock of the Company. In accordance with EITF 00-27, the proceeds allocated to the Series E preferred stock were then compared to the if-converted value of the Series E preferred stock on the date of the closing, using a fair value of the Company’s Common Stock on the date of the first closing of the Series E Financing in February of 2005 of $2.49 per share and on the date of the second closing of the Series E Financing in March of 2005 of $4.50 per share. Based on this analysis, the Company will record a beneficial conversion feature (“BCF”) charge related to the second closing of the Series E Financing of $383,000. This amount is recorded as additional paid-in-capital and a reduction to the Series E preferred stock. The Series E preferred stock will be amortized to its redemption value using the effective interest method.

We have updated the “Critical Accounting Policy and Estimates” section of our MD&A disclosure and our disclosure to Note 9 to the financial statements accordingly.

Item 16.     Exhibits and Financial Statements – Page II-2

13. Please file an English translation of Exhibit 10.6.

In response to the Staff’s comment, we have filed an English translation of Exhibit 10.6.

      Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (650) 614-7656 or Louis D. Soto at (650) 614-7464.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Glen R. Van Ligten

Glen R. Van Ligten

cc:	John T. Kilcoyne (Micrus Corporation)
Robert A. Stern (Micrus Corporation)
John Clements (PricewaterhouseCoopers)
Karen I. Calhoun (McDermott, Will & Emery)